Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

UNIVERSAL CORPORATION

	Fiscal Year Ended March 31,			Nine- Month Transition Year Ended March 31,	Fiscal Year Ended June 30,
	2007	2006	2005	2004	2003
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$120,642	$533	$109,756	$134,062	$131,686
Fixed charges (net of interest capitalized)	55,491	62,703	43,451	26,444	36,600
Distribution of earnings from unconsolidated affiliates	7,878	21,845	4,613	4,496	6,607

Total Earnings	$184,011	$85,081	$157,820	$165,002	$174,893

Fixed Charges and Preference Dividends
Interest expense	$53,794	$60,787	$41,599	$25,208	$34,411
Interest capitalized	—	799	498	449	1,957
Amortization of premiums, discounts, and debt issuance costs	1,697	1,916	1,852	1,236	2,189

Total Fixed Charges	55,491	63,502	43,949	26,893	38,557
Dividends on convertible perpetual preferred stock (pretax)	22,592	—	—	—	—

Total Fixed Charges and Preference Dividends	$78,083	$63,502	$43,949	$26,893	$38,557

Ratio of Earnings to Fixed Charges	3.32	1.34	3.59	6.14	4.54

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	2.36	1.34	3.59	6.14	4.54